April 25, 2011
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004

ATTN.:	Ms. Deborah O’Neal-Johnson Document Control — EDGAR

RE:	Ameriprise Certificate Company (ACC) Post-Effective Amendment No. 41 Ameriprise Flexible Savings Certificate File No.: 2-95577
Dear Ms. O’Neal-Johnson:
Transmitted for filing electronically is Post-Effective Amendment No. 41 to the above referenced registration statement. This Amendment is filed under the Securities Act of 1933 for ACC.
The prospectus has been marked to show all changes from Registrant’s Post-Effective Amendment No. 40 filed on or about April 26, 2010.
Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant requests that the effective date for the Amendment be accelerated so that the Amendment will become effective on April 27, 2011. The underwriter’s request for such acceleration is in correspondence accompanying this Post-Effective Amendment.
Please direct your questions or comments on this filing to Anna Butskaya at 612-671-4993 or me at 612-671-1947.
Thank you.

/s/ Scott R. Plummer Scott R. Plummer
Vice President, General Counsel and Secretary
Ameriprise Certificate Company